Mail Stop 4561

January 16, 2007

Randall K. Fields
Chief Executive Officer
Park City Group, Inc.
333 Main Street
Park City, Utah 84060

> **Re: Park City Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed January 8, 2007**
> **File No. 333-136254**

Dear Mr. Fields:

We have reviewed your revised filing and have the following comments.

Amendment No. 3 to the Form SB-2

Selling Security Holders, page 37

1.   Please refer to comment 7 of our letter dated December 19, 2006 and comment 4 of our letter dated September 1, 2006. Please expand to provide a materially complete description of the terms of the transactions in which the shares and warrants relating to shares to be resold were issued. It should be clear from your disclosure how each selling security holder acquired their securities. In this regard, we were unable to locate a materially complete description of the June 2006 private placement, the commission package paid to Taglich Brothers for the private placement or a materially complete description of the "number of transactions" referenced in footnotes (6), (9) and (13). Please revise as previously requested.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after

Randall K. Fields
Park City Group, Inc.
January 16, 2007
Page 2

reviewing your amendment and responses to our comments.

       If you have any questions regarding these comments, please contact Rebekah Toton at (202) 551-3857. If you require further assistance, you may contact me at (202) 551-3462.

       Sincerely,

       Mark P. Shuman
       Branch Chief - Legal

cc: <u>Via Facsimile (801) 355-1813</u>
       A.O. "Bud" Headman, Jr., Esq.
       Cohne, Rappaport & Segal
       Telephone: (801) 532-2666